Item 77D

Scudder Health Care Fund and Scudder Technology Innovation Fund, each a series of SCUDDER SECURITIES TRUST

Scudder Health Care Fund changed its name-related investment strategy. Prior to March 1, 2002, the Fund's strategy stated that the Fund seeks long-term growth of capital by investing at least 80% of total assets in common stocks of companies in the health care sector. The strategy was revised as follows: Under normal circumstances, the fund seeks long-term growth of capital by investing at least 80% of total assets, plus the amount of any borrowings for investment purposes, in common stocks of companies in the health care sector. The industries in the health care sector include pharmaceuticals, biotechnology, medical products and supplies, and health care services.

Scudder Technology Innovation Fund changed its name-related investment strategy. Prior to March 1, 2002, the Fund's strategy stated that the Fund seeks long-term growth of capital by investing at least 80% of total assets in common stocks of companies in the technology sector. The strategy was revised as follows: Under normal circumstances, the fund seeks long-term growth of capital by investing at least 80% of total assets, plus the amount of any borrowings for investment purposes, in common stocks of companies in the technology sector. The industries in the technology sector include computers (including software, hardware and internet-related businesses), computer services, telecommunications and semi-conductors.